STEPHEN A. ZRENDA, JR., P.C.
                         ATTORNEYS AND COUNSELORS AT LAW
                              5700 NW 132nd STREET
                          OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.   Telephone (405) 721-7300   Perry R. Tirrell, Law Clerk
Kenneth M. Stoner, Esq         Fax  (405) 721-7310        Lea Bailey, Legal Assistant
                               eFax  (915) 975-8003


                                January 19, 2006

Mr. Barry Stem
Senior Assistant Chief Accountant
Office of Natural Resources and Food
Securities and Exchange Commission
Washington, DC 20549-0405

                  Re:      American Dairy, Inc.
                           Form S-1 Registration Statement
                           Filed September 2, 2005
                           Reg. No. 333-128075


Dear Mr. Stem:

      The following is respectfully submitted in response to your comment letter of January 9, 2006, regarding the Form S-1 Registration Statement of American Dairy, Inc. ("American Diary").

      The principal comment raises the issue of the independence of Henny Wee & Co. regarding the audited financial statements of American Dairy. In this regard, Murrell, Hall, McIntosh & Co., PLLP ("MHM") has made several trips to American Dairy and to the offices of Henny Wee & Co. in Hong Kong and thoroughly examined the issues of the independence of Henny Wee & Co., including its then previous relationship with Belmont Capital Group Limited ("Belmont") and Tracy Yun Hung (the Putonghue/Mandarin translation of her name). Tracy Wan Hung is the Cantonese translation of her name that she has used since she moved to Hong Kong in 1996. Included with this letter is a copy of a letter from Henny Wee & Co. regarding its independence and its previous relationship with Belmont prior to June 2002. The information provided by Henny Wee & Co. in its letter is consistent with the results of the examination by MHM regarding these matters conducted in Hong Kong. MHM has made several trips to American Dairy and to Henny Wee & Co. regarding the preparation of the financial statements of American Dairy, obtained copies of documents regarding the relationships of Henny Wee & Co. to Belmont and confirmed the independence of Henny Wee & Co.

      The following discussion provides an analysis of the independence of MHM and of Henny Wee & Co. regarding the financial statements of American Dairy.

      Rule 2-01 "Qualifications of Accountants" of Regulation S-X addresses independence issues. Rule 2-01 (b) states as follows:

      (b) The Commission will not recognize an accountant as independent, with respect to an audit client, if the accountant is not, or a reasonable investor with knowledge of all relevant facts and circumstances would conclude that the accountant is not, capable of exercising objective and impartial judgment on all issues encompassed within the accountant's engagement. In determining whether an accountant is independent, the Commission will consider all relevant circumstances, including all relationships between the accountant and the audit client, and not just those relating to reports filed with the Commission.

      Rule 2-01 also states:

            Rule 2-01(b) sets forth the general standard of auditor independence. Paragraphs (c)(1) to (c)(5) reflect the application of the general standard to particular circumstances. The rule does not purport to, and the Commission could not, consider all circumstances that raise independence concerns, and these are subject to the general standard in paragraph 2-01(b). In considering this standard, the Commission looks in the first instance to whether a relationship or the provision of a service: (a) creates a mutual or conflicting interest between the accountant and the audit client; (b) places the accountant in the position of auditing his or her own work; (c) results in the accountant acting as management or an employee of the audit client; or (d) places the accountant in a position of being an advocate for the audit client.

      We have also reviewed Section 602 of the Codification of Accounting Series which provides in part as follows:

      A. Preliminary Note

            We have included a Preliminary Note to Rule 2-01 that explains the Commission's approach to independence issues. Rule 2-01 does not purport to, and the Commission could not, consider all circumstances that raise independence concerns. The Preliminary Note makes clear that, in applying the standard in Rule 2-01(b), the Commission looks in the first instance to whether a relationship or the provision of a service:

      (a) creates a mutual or conflicting interest between the accountant and the audit client;

      (b) places the accountant in the position of auditing his or her own work;

      (c) results in the accountant acting as management or an employee of the audit client; or

      (d) places the accountant in a position of being an advocate for the audit client.

            These factors are general guidance and their application may depend on particular facts and circumstances. Nonetheless, we believe that these four factors provide an appropriate framework for analyzing auditor independence issues. We had proposed to include these four factors in the general standard of Rule 2-01(b). While some commenters agreed with the four principles in the rule, others did not. Some commenters believed that the principles were too general and difficult to apply to particular situations. Others suggested that the principles should more appropriately be used as "guide posts" and included in a preamble instead of in the rule text.

      C. The General Standard For Auditor Independence

            Our rule provides a general standard of auditor independence as well as specifying circumstances in which an auditor's independence is impaired. As to circumstances specifically set forth in our rule, we have set forth a bright-line test: an auditor is not independent if he or she maintains the relationships, acquires the interests, or engages in the transactions specified in the rule. In identifying particular circumstances in which an auditor's independence is impaired, we have taken into account the policy goals of promoting both auditor objectivity and public confidence that auditors are unbiased when addressing all issues encompassed within the audit engagement. We have also taken into account the value of specificity, and we have tried to give registrants and accountants substantial guidance and predictability. The particular circumstances that are set forth in our rule as impairing independence are those in which, in our judgment, it is sufficiently likely that an auditor's capacity for objective judgment will be impaired or that the investing public will believe that there has been an impairment of independence.

            Circumstances that are not specifically set forth in our rule are measured by the general standard set forth in final Rule 2-01(b). Under that standard, we will not recognize an accountant as independent with respect to an audit client if the accountant is not, or if a reasonable investor knowing all relevant facts and circumstances would conclude that the accountant is not, capable of exercising objective and impartial judgment on all issues encompassed within the accountant's engagement and impartial and objective judgment on the questions confronting him. The general standard in paragraph (b) recognizes that an auditor must be independent in fact and appearance. Some commenters suggested that the use of an appearance-related standard departs from current rules. As discussed above and in the Proposing Release, the Commission, courts, and the profession have long recognized the importance of the appearance of independence.

            Usually, it is demonstrated by reference to circumstantial evidence. Accordingly, the final rule is formulated to indicate that an auditor's independence is impaired either when there is direct evidence of subjective bias, such as through a confession or some way of recording the auditor's thoughts, or when, as in the ordinary case, the facts and circumstances as externally observed demonstrate, under an objective standard, that an auditor would not be capable of acting without bias.

            The appearance standard incorporated in the general standard is an objective one. Appearance is measured by reference to a reasonable investor. The "reasonable person" standard is embedded in the law generally. In particular, the "reasonable investor" standard is reflected in the concept of materiality under the federal securities laws.

            Paragraphs (c)(1) through (5) require the accountant to be independent during the "audit and professional engagement period." This term is defined in Rule 2-01(f)(5) to mean the period covered by any financial statements being audited or reviewed, and the period during which the auditor is engaged either to review or audit financial statements or to prepare a report filed with us, including at the date of the audit report. The use of the word "during" in paragraphs (c)(1) through (5) is intended to make clear that an accountant will lack independence if, for example, he or she is independent at the outset of the engagement but acquires a financial interest in the audit client during the engagement.

            We have further confined the legal standard by including the explicit reference to "all relevant facts and circumstances." To make this explicit, we have included the language in the rule text. We have also modified the language to refer to whether a reasonable investor would "conclude" as opposed to "perceive" that the accountant was not capable of exercising objective and impartial judgment. While this is not a substantive change, it makes clear that independence is an objective standard measured from the perspective of the reasonable investor.

            Current Rule 2-01(c) provides that we will look to all relevant circumstances, including all relationships between the accountant and the audit client and not just those relating to reports filed with the Commission. We proposed to include this language in Rule 2-01(e). Under the adopted rule, however, the language appears in Rule 2-01(b) in order to highlight that in applying the general standard in Rule 2-01(b), we will consider "all relevant circumstances."

            We remind registrants and accountants that auditor independence is not just a legal requirement. It is also a professional and ethical duty. That duty requires auditors to remain independent of audit clients, and includes an obligation to "avoid situations that may lead outsiders to doubt [the auditor's] independence."

      The following is a discussion of each of these issues with respect to Henny Wee & Co.'s relationship with American Dairy:

(a) Mutual or conflicting interest between the accountant and the audit client.

      Neither Mr.Wee nor any of his employees own either directly or beneficially any stock in, options to purchase stock, or warrants in American Dairy. Neither Mr.Wee nor any of his employees owns an interest in or has any options or rights to purchase any interest in Belmont Capital. Henny Wee & Co. has always charged American Dairy for its accounting services at the going rates which were not above or below those rates he charges to other clients. Henny Wee & Co. has 180 clients, approximately 75% of which he provides auditing services. American Dairy did not engage Henny Wee & Co. until December of 2002.

(b) Places the accountant in the position of auditing his or her own work.

      American Dairy has seven people in their accounting department. The accounting records are computerized using Butterfly Accounting Software.
Furthermore, American Dairy engages Hogan and Slovacek, Certified Public Accountants in the United States to prepare and maintain the parent company books, to draft the financial statements and assist with preparation of management's discussion and analysis.

      Henny Wee & Co. does not maintain any books of original entry or draft any financial statements. Their role is limited to auditing the books and records presented to them by the Company.

(c) Results in the accountant acting as management or an employee of the audit client.

      American Dairy has a strong management team in place and is adequately staffed to perform its own accounting functions. Below are the qualifications of key members of management.

      Leng You-Bin has been the Chairman, Chief Executive Officer, President, and General Manager of American Dairy since May 7, 2003. He is responsible for the overall strategic planning, management and business development of Feihe Dairy. Mr. Leng has been in the dairy industry for more than 13 years. He obtained his Bachelor of Science degree in Food Engineering from Northeast Agriculture University, China. From 1989 to 1997, Mr. Leng acted as technician, deputy director and director of ZhaoGuang Dairy Plants, the predecessor of Feihe Dairy. From 1997 to 2000, Mr. Leng was the General Manager of Feihe Dairy. He became the Chairman and General Manager in 2000. He has researched and patented the "liver protection milk powder" (GanBao Milk Powder).

      Liu Hua has been the Chief Financial Officer, Secretary, Treasurer and a director of American Dairy since May 7, 2003, and has been the Financial Officer of Feihe Dairy from November 2000 to the present. From June 1998 to November 2000, he was the Chief Executive Officer of Shenzhen Cima Limited. From September 1993 to January 1996, he was the Chief Executive Officer of Zhengzhou Huacheng Limited. Mr. Liu received a degree from Xian Traffic University in 1993.

      Liu Sheng-Hui has been a director of American Dairy since May 7, 2003. He is responsible for the overall financial planning and management of Feihe Dairy. He joined Feihe Dairy in 1992. He has held his current position since 1998. He graduated from Northeast Agriculture University with a Bachelor of Economics degree in Economic Management in 1992.

      Hui-Lan Lee (also known as "Tracy Lee") has been a director of American Dairy since May 7, 2003. She has been the Assistant Vice President-Taxation of Countrywide Home Loan, Inc. from April 2003 to the present. She was the Tax Manager of Watson Pharmaceuticals, Inc. from October 26, 1996 to March 2003. From 1979 to 1996, Ms. Lee was employed by major Fortune 500 companies including The Flying Tiger Line Inc. (a Tiger International Company), Quotron Systems, Inc. (a subsidiary of the Citigroup, Inc.) and Lear Siegler, Inc. in various management positions. Ms. Lee holds a Master of Science degree in Taxation from Golden Gate University, and a Master of Business Administration degree from Indiana University.

      Dr. Tseng became a director of American Dairy on February 21, 2005. From May 1997 to the present, he has been an advanced analyst with Boeing Aerospace engaged in technology development. From January 1994 to May 1997, Dr. Tseng was an Assistant Professor at Purdue University. From October 1991 to January 1994, he was a Research Fellow at the University of Michigan. He graduated in 1985 from Tamkang University majoring in aerospace technology. Dr. Tseng received his M.S.E. degree in 1990 and his Ph.D degree in 1991 from the University of Michigan. He received a M.B.A. degree in management in 2002 from the Marshall School of Business of the University of Southern California.

      Mr. Downing became a director of American Dairy on February 21, 2005. From December 1980 to the present, he has been practicing law in Los Angeles, California. From January 1989 to June 1997, Mr. Downing also engaged in ranching, farming, logging and property development. Mr. Downing received his B.A. degree in liberal arts from Portland State University in 1976. He received his Juris Doctorate degree in 1980 from Loyola Law School.

      The above described management team is more than capable of managing its own business and does not need, nor has it requested, Henny Wee & Co. or any of its representatives to participate in any management decisions. Furthermore, at no time as American Dairy requested that Henny Wee & Co. perform duties normally performed by an employee of American Dairy.

(d) Places the accountant in a position of being an advocate for the audit client.

      As stated in our response to item (a) above, neither Henny Wee & Co. nor any of its representatives have a direct or indirect economic interest in American Dairy. American Dairy represents only 1 of 180 of Henny Wee & Co.'s large and diverse audit practice and they have no intention of jeopardizing this practice for any client.

Issue of Appearance as Independent

      We understand and respect the Commission's concern about the Henny Wee & Co. web page. Mr. Wee has described in his letter dated January 18, 2006 the circumstances under which the web page came into being, the erroneous information contained on the web page, and the misunderstanding that Mr. Wee had with the web page designer leading him to believe the web page had never been activated. Mr. Wee acknowledges that he was not as diligent he should have been in handling this transaction with the Web page designer. He pointed out that no reference has ever been made to the web page on his letterhead, business card, or the Premier Partners web page where each member has a place for an automatic link to their web page.

      Mr. Wee noted that this web page did not even have his current address on it.

      Mr. Wee has never received a response to this web page which would have notified him of its existence.

      We would further point out that although the appearance of independence is quite important, the actual fact that he is independent is of much more importance than "appearance" since MHM is the auditor signing off on the report and the public is relying on its independence in appearance as well as fact.

      We also reviewed Release No. 33-7919 "Revision of the Commission's Independence Requirements". This release updated the Commission's rules to determine whether an auditor is independent in light of investment by auditors or their family members in audit clients, employment relationships between auditors or their family members in audit clients, and the scope of service provided by audit firms to their audit clients.

      We would point out that neither Mr. Wee nor any of his staff have any economic interest in or employment from American Dairy nor do any of their direct family members.

      Section 201 (a) of the Sarbanes-Oxley added Section 10A(g) to the Securities Exchange Act of 1934 (the "Act"). This section states that is shall be unlawful for a registered public accounting firm that performs an audit of an issuer's financial statements (any any person associated with such a firm to provide the issuer, contemporaneously with the audit, a non-audit service, including the nine categories of services set forth in the Act as delineated below:

      * Bookkeeping or other services related to the accounting records or financial statements of the audit client;

      *     Financial information systems design and implementation;

      *     Appraisal   or   valuation   services,    fairness   opinions,    or
            contribution-in-kind reports;

      *     Actuarial services;

      *     Internal audit outsourcing services;

      *     Management functions or human resources;

      *     Broker  or  dealer,   investment   adviser,  or  investment  banking
            services;

      *     Legal services and expert services unrelated to the audit; and

      * Any other service that the Board determines, by regulation, is impermissible.

      Neither Henny Wee & Co. nor any of its employees perform any of the above specifically identified services for American Dairy.

      We also reviewed the SEC's response dated December 13, 2004 to "Frequently Asked Questions: Application of the Commissions Rules on Auditor Independence" with respect to Prohibited and Non-audit Services. A recap of these questions and our reponses to each with respect to Henny Wee & Co. and its employees relationship with American Dairy.

Prohibited and Non-Audit Services

Question 1 (issued January 16, 2001)

Q: Does the restriction on the independent accountant providing legal services to an audit client apply only to litigation services?

A: No. The Commission's rule provides that an auditor's and firm's independence would be impaired if an auditor provides to its audit client a service for which the person providing the service must be admitted to practice before the courts of a U.S. jurisdiction. This standard includes all legal services. The rule does not apply only to appearance in court or solely to litigators. The only circumstances excluded by the rule are those in which local U.S. law allows certain limited activities without admission to the bar (generally confined to advice concerning the law of foreign jurisdictions). Additionally, as discussed in the adopting release, some firms may be providing legal services outside of the United States to registrants when those services are not precluded by local law and are routine and ministerial or relate to matters that are not material to the consolidated financial statements. Such services raise serious independence concerns under circumstances other than those meeting at least those minimum criteria.

Henny Wee & Co. provides no legal services of any kind.

Question 2 (issued January 16, 2001)

Q: Does Rule 2-01(c) (4) (i) (bookkeeping services) preclude an auditor from assisting an audit client in preparing its financial statements?


A: "Assistance" can take many forms. As a general matter, Rule 2-01(c) (4) (i) sets forth in rule form the Commission's previous guidance on this subject. In particular, the Codification of Financial Reporting Policies provides that: "It is the Commission's position that an accounting firm cannot be deemed independent with regard to auditing financial statements of a client if it has participated closely, either manually or through its computer services, in maintenance of basic accounting records and preparation of financial statements, or if the firm performs other accounting services through which it participates with management in operational decisions."

      As discussed above, Henny Wee & Co. does not provide American Dairy with any bookkeeping services or the maintenance of any accounting records.

Question 3 (issued August 13, 2003)

Q: A firm was not independent with respect to Company A for Year 1 because the firm performed bookkeeping or other prohibited services for Company A during the audit and professional engagement period of Year 1. For Year 2, however, the firm is independent with respect to Company A. The firm is auditing the Year 2 financial statements. In the course of conducting the audit for Year 2, the firm becomes aware that there will be restatements of prior year's financial statements. Can the accounting firm re-audit the prior period financial statements?

A: Rule 2-01 does contain a specific "cure" if the independence issue related to the prior period is a financial interest. However, if the independence problem is caused by something else (e.g., having provided prohibited non-audit services in that prior period), there is no cure and the firm's independence would continue to be impaired. Since the accounting firm would need to be independent with respect to that prior period in order to issue an opinion on that period, the accounting firm would be precluded from re-auditing the prior period financial statements.

      This is not an issue in this case since Henny Wee & Co. has never provided bookkeeping services to American Dairy.

Question 4 (issued August 13, 2003)

Q: For five of the prohibited services (bookkeeping, internal audit outsourcing, valuation services, actuarial services, information system design and implementation), the rules contain the modifier that allows the audit firm to provide these services to an audit client when "it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements." The release text discussion indicates that there is a presumption that the services will be subject to audit procedures. Is materiality a basis for determining that it is reasonable to conclude that the services will not be subject to audit procedures (e.g., could the audit firm provide bookkeeping services for a subsidiary that is immaterial to the consolidated financial statements)?

A: No. There is a rebuttable presumption that the prohibited services will be subject to audit procedures. Determining whether a subsidiary, division, or other unit of the consolidated entity is material is a matter of audit judgment. Thus, the determination of whether to apply detailed audit procedures to a unit of the consolidated entity is, in and of itself, an audit procedure. Therefore, materiality is not an appropriate basis upon which to overcome the presumption in making a determination that it is reasonable to conclude that the results of the services will not be subject to audit procedures.

      Again this issue does not apply since Henny Wee & Co. has not provided any of the above type services for the Company.

Question 5 (issued August 13, 2003)

Q: Some accounting firms have developed their own proprietary income tax preparation software. The software is used to facilitate the preparation of company income tax returns for various tax jurisdictions. Can an accounting firm license or sell its proprietary income tax preparation software to an audit client?

A: Licensing or selling income tax preparation software to an audit client would be subject to audit committee pre-approval requirements for permissible tax services. To the extent that the audit client's audit committee pre-approves the acquisition of the income tax preparation software from the accounting firm, it would be permissible for the accounting firm to license or sell its income tax preparation software to an audit client, so long as the functionality is, indeed, limited to preparation of returns for filing of tax returns. If the software performs additional functions, each function should be evaluated for its potential effect on the auditor's independence (see Question 4).

      Henny Wee & Co. has not developed any such software.

Question 6 (issued August 13, 2003)

Q: Some accounting firms have developed software modules which extend the functionality of the proprietary income tax preparation software. One of the additional software modules that has been developed by some firms takes the information used in preparing the tax return and generates some or all of the information needed to prepare the tax accrual and disclosures related to income taxes that will appear in the company's financial statements. Can the accounting firm license or sell this type of module to an audit client either concurrently with or subsequent to the licensing or sale of its income tax preparation software?

A: No. Since the purpose of the module is to develop the information needed to prepare a significant element of the company's financial statements, licensing or selling the module to an audit client would constitute the design and implementation of a financial information system, which is a prohibited non-audit service. It should be noted that the prohibition exists whether or not the module is integrated with, linked to, feeds the company's general ledger system, or otherwise prepares entries on behalf of the audit client (even if those entries are required to be manually recorded by client personnel). The output of the module aggregates source data or generates information that can be significant to the company's financial statements taken as a whole.

      Henny Wee & Co. has developed no such software.

      On July 26, 2005 the Public Company Accounting Oversight Board issued Release No. 2005-014 "Ethics and Independent Rules Concerning Independence, Tax Services, and Contingent Fees". These rules prohibit the auditing firm from providing the following services:

      1. The marketing to public company audit clients of questionable tax transactions used improperly to avoid paying taxes or to manipulate financial statements in order to make such statements appear more favorable to investors, and

      2. the provision of tax services, including tax shelter products, to executives of public company audit clients who are involved in the financial reporting process at such company.

      Henny Wee & Co. does not provide income tax preparation services for American Dairy or any of its subsidiaries or any of its key employees.

      Henny Wee & Co. does not draft the financial statements of American Dairy nor does it provide advice regarding the classification or reporting of these financial statements.

      Henny Wee & Co. has never performed any work for American Dairy on a contingency fee basis.

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

      In connection with the preparation of the Form S-1 Registration Statement of American Diary, we conducted due diligence regarding the listing of Belmont as a selling stockholder and determined that Henny Wee & Co. and Henny Wee did not own any interest in Belmont and was not an "affiliate' of Belmont as contemplated by Rule 405 under the Securities Act of 1933. We have reviewed Rule 2-01(c)(1) of Regulation S-X and have concluded that Henny Wee & Co. and Henny Wee were "independent" during the audit and professional engagement period with American Dairy.

      Please note our letterhead and our change of address and phone numbers which occurred on November 21, 2005.

                                                    Respectfully submitted,

                                                    STEPHEN A. ZRENDA, JR., P.C.




                                                    Stephen A. Zrenda, Jr.

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